Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-196387

Pricing Term Sheet

Dated April 7, 2015

Bank of Montreal

US$1,250,000,000

Senior Medium-Term Notes, Series C

consisting of

US$1,000,000,000 1.400% Senior Notes due 2018

US$250,000,000 Floating Rate Notes due 2018

US$1,000,000,000 1.400% Senior Notes due 2018 (the “Fixed Rate Notes”)

Issuer:	Bank of Montreal (the “Bank”)

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	April 10, 2018

Price to Public:	99.936%, plus accrued interest, if any, from April 10, 2015.

Underwriting Commission:	0.250% per Fixed Rate Note.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$996,860,000

Coupon:	1.400%

Interest Payment Dates:	April 10 and October 10 of each year, beginning on October 10, 2015.

Regular Record Dates:	March 26 and September 25

Benchmark Treasury:	1.000% due March 15, 2018

Benchmark Treasury Yield:	0.822%

Spread to Benchmark Treasury:	T + 60 basis points

Re-offer Yield:	1.422%

Trade Date:	April 7, 2015

Settlement Date:	April 10, 2015; T+3

Redemption Provisions:	The Fixed Rate Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

CUSIP:	06366RE76

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

SG Americas Securities, LLC

US$250,000,000 Floating Rate Notes due 2018 (the “Floating Rate Notes”)

Issuer:	Bank of Montreal (the “Bank”)

Aggregate Principal Amount Offered:	US$250,000,000

Maturity Date:	April 10, 2018

Price to Public:	100.000%, plus accrued interest, if any, from April 10, 2015.

Underwriting Commission:	0.250% per Floating Rate Note.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$249,375,000

Coupon:	For each Interest Period, the then-applicable Three-Month LIBOR rate for U.S. dollars, determined on the Interest Determination Date for that Interest Period, plus 0.36% (36 basis points).

Interest Payment Dates:	January 10, April 10, July 10, and October 10 of each year, beginning on July 10, 2015 (each, a “Floating Rate Interest Payment Date”).

Regular Record Dates:	March 26, June 25, September 25 and December 26.

Interest Determination Dates:	The second London Business Day immediately preceding the applicable interest reset date (as provided for below). The Interest Determination Date for the initial Interest Period will be the second London Business Day immediately preceding the Settlement Date.

Interest Reset Date:	Each Floating Rate Interest Payment Date.

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial Interest Period only, commencing on April 10, 2015) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date.

London Business Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Three-Month LIBOR:	For any Interest Determination Date, the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (such determination to be made as set forth in the prospectus supplement accompanying the pricing supplement).

Day Count:	Actual/360.

Day Count Convention:	If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:	BMO Capital Markets Corp. For each Interest Period, the Calculation Agent will calculate the amount of accrued interest by multiplying the principal amount of the Floating Rate Note by an accrued interest factor for the Interest Period. This factor will equal the sum of the interest factors calculated for each day during the Interest Period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

Redemption Provisions:	The Floating Rate Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Trade Date:	April 7, 2015

Settlement Date:	April 10, 2015; T+3

CUSIP:	06366RE84

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

SG Americas Securities, LLC

In addition to the pricing information set forth above, the preliminary pricing supplement will be updated to reflect the following changes:

Risk Factors:

The “Risk Factors” section will be updated to include the following risk factor:

Changes to LIBOR may adversely affect holders of the Floating Rate Notes

Beginning in 2008, various concerns have been raised with respect to the calculation of LIBOR across a range of maturities and currencies. A number of the British Bankers Association (the “BBA”) member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions (including in the United States, United Kingdom, European Union, Japan and Canada). If manipulation of LIBOR occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

On September 18, 2013, the European Commission released proposals that could result in additional regulation of LIBOR and other benchmarks if adopted by the European Parliament and the member states.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K., the European Union and elsewhere, but they may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body of the European Union, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged decrease (or increase) in the reported LIBOR rates. If that were to occur, the level of interest payments on and the trading value of the Floating Rate Notes may be adversely affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be implemented and the European Commission proposals may be adopted and implemented and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your Floating Rate Notes.

Supplemental Tax Considerations:

The “Supplemental Tax Considerations” section will be updated to include the following sentences under the heading “Supplemental United States Federal Income Tax Considerations – United States Holders”:

The Fixed Rate Notes will constitute fixed-rate debt for United States federal income tax purposes. The Floating Rate Notes will be subject to the special rules governing variable rate debt instruments for United States federal income tax purposes.

The Bank has filed a registration statement (File No. 333-196387) (including a pricing supplement, a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.